Exhibit 99.(8)(c)1

Amendment No.2 Participation Agreement

This Amendment to the Participation Agreement (“Agreement”) dated September 2, 2008 by and among AllianceBernstein L.P., AllianceBernstein Investments, Inc.  (the “Distributor”), National Life Insurance Company (“Insurer”) and Equity Services, Inc. (the “Contracts Distributor”)  is effective this 1st day of April, 2016.  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Agreement.

WHEREAS the Parties have expressed their desire that the Distributor make available to serve as underlying investment media for the Contracts Class B shares of all of the Portfolios of AllianceBernstein Variable Products Series Fund, Inc., (the “Fund”) at net asset value and with no sales charges for investment by the Separate Account;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Agreement is hereby amended to make available to serve as underlying investment media for the Contracts Class B shares of all of the Fund’s Portfolios at net asset value and with no sales charges for investment by the Separate Account.  The Agreement is further amended by adding the following new Section (“this Section”):

Class B Distribution Payments

From time to time during the term of the Agreement the Distributor may make payments to the Contracts Distributor pursuant to a distribution plan adopted by the Fund with respect to the Class B shares of the Portfolios pursuant to Rule 12b-1 under the 1940 Act (the “Rule 12b-1 Plan) in consideration of the Contracts Distributor’s furnishing distribution services relating to the Class B shares of the Portfolios and providing administrative, accounting and other services, including personal service and/or the maintenance of Participant accounts, with respect to such shares.  The Distributor has no obligation to make any such payments, and the Contracts Distributor waives any such payment, until the Distributor receives monies therefor from the Fund.  Any such payments made pursuant to this Section shall be subject to the following terms and conditions:

(a)                                 Any such payments shall be in such amounts as the Distributor may from time to time advise the Contracts Distributor in writing but in any event not in excess of the amounts permitted by the Rule 12b-1 Plan.  Such payments may include a service fee in the amount of .25 of 1% per annum of the average daily net assets of the Fund attributable to the Class B shares of a Portfolio held by clients of the Contracts Distributor.  Any such service fee shall be paid solely for personal service and/or the maintenance of Participant accounts.

(b)                                 The provisions of this Section relate to a plan adopted by the Fund pursuant to Rule 12b-1.  In accordance with Rule 12b-1, any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Section shall provide the Fund’s Board of Directors, and the Directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

(c)                                  The provisions of this Section shall remain in effect for not more than a year and thereafter for successive annual periods only so long as such continuance is specifically approved at least annually in conformity with Rule 12b-1 and the 1940 Act.  The provisions of this Section shall automatically terminate in the event of the assignment (as defined by the 1940 Act) of this Agreement, in the event the Rule 12b-1 Plan terminates or is not continued or in the event this Agreement terminates or ceases to remain in effect.  In addition, the provisions of this Section may be terminated at any time, without penalty, by either the Distributor or the Contracts Distributor with respect to any Portfolio on not more than 60 days’ nor less than 30 days’ written notice delivered or mailed by registered mail, postage prepaid, to the other party.

This Amendment shall become effective as of the date written below and shall remain in effect unless terminated.  The parties may amend this Amendment upon mutual agreement at any time.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

Dated as of April 1, 2016.

ALLIANCEBERNSTEIN L.P.

By:	/s/ Stephen Laffey
Name: Stephen Laffey
Title: Vice President

ALLIANCEBERNSTEIN INVESTMENTS, INC.

By:	/s/ Stephen Laffey
Name: Stephen Laffey
Title: Vice President

NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Scott Edblom
Name: Scott Edblom
Title: Vice President, Product Strategy and Innovation

EQUITY SEVICES, INC.

By:	/s/ Gregory D. Teese
Name: Gregory D. Teese
Title: CCO